C$ unless otherwise stated	TSX/NYSE/PSE: MFC	SEHK:945
For Immediate Release

May 7, 2015

Manulife reports 1Q15 net income of $723 million, core earnings of $797 million, and announces a 10% dividend increase, bringing the total dividend increase to 31% over the last 12 months

Performance and strategic highlights:

•
Asia Division – Delivered another quarter of very strong growth in insurance sales, driven by record sales volumes in Japan and mainland China, and high double digit growth in Hong Kong and Other Asia; achieved wealth management sales almost double prior year levels, reflecting a continuation of the momentum built in 2014, expanded distribution in Japan and record mutual fund sales in mainland China; announced a 15-year regional distribution agreement with DBS Bank Ltd (“DBS”) providing exclusive distribution rights in Singapore, Hong Kong, Indonesia and mainland China and providing a platform for further long-term growth.

•
Canadian Division – Achieved good early progress on the integration of Standard Life plc’s Canadian-based operations (“Standard Life”) adding 1.4 million customers and 2,000 employees; delivered record gross and net mutual fund deposits; reported solid Group Retirement Solutions sales amid normal variability in the large-case market; generated strong Group Benefits sales growth driven by improved competitive positioning.

•
U.S. Division – Generated solid life insurance sales, driven by continued momentum from product enhancements; delivered solid mutual fund sales outpacing the industry; reported lower John Hancock Retirement Plan Services (“RPS”) sales, although with a favourable business mix; launched an exclusive U.S. life insurance partnership with Vitality, the global leader in integrating wellness benefits with life insurance products, in April 2015.

•
Global Wealth & Asset Management – Achieved $821 billion in assets under management, our 26th consecutive quarter of record assets under management; secured several significant new institutional mandates; generated $6.7 billion of net flows into our asset management and group retirement businesses; achieved strong investment management performance by Manulife Asset Management with a majority of public asset classes outperforming their benchmarks on a 3- and 5-year basis.

TORONTO – Manulife Financial Corporation (“MFC”) announced today net income attributed to shareholders of $723 million for the first quarter of 2015 (“1Q15”), fully diluted earnings per common share of $0.36 and return on common shareholders’ equity (“ROE”) of 8.4%, compared with $818 million, $0.42, and 11.9%, respectively, for the corresponding period in 2014. In 1Q15, MFC generated core earnings1 of $797 million, fully diluted core earnings per common share1 of $0.39 and core return on common shareholders’ equity (“Core ROE”)1 of 9.3%, compared with $719 million, $0.37, and 10.4%, respectively, for the corresponding period in 2014.

Donald Guloien, President and Chief Executive Officer, stated, “We had a good start to 2015. We completed two key acquisitions in North America, announced an exclusive 15-year regional distribution agreement with DBS in Asia, and in the United States we launched Vitality, a forward-

1	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

May 7, 2015 – Press Release Reporting First Quarter Results

thinking solution that rewards customers for healthy living and revolutionizes the whole notion of life insurance.”

“In terms of first quarter operating results, we delivered robust growth in both insurance and wealth sales, especially in Asia; produced a double digit growth rate in core earnings, despite unfavourable investment-related experience; and achieved $821 billion of assets under management,” added Mr. Guloien.

“After reflecting on our strong performance and outlook, I am pleased to announce that the Board of Directors approved an increase to the dividend of 10%, our second dividend increase in less than a year, with a total increase of 31% over the same time last year,” Mr. Guloien concluded.

Steve Roder, Chief Financial Officer, said, “We are delivering on our strategy, with growing and sustainable earnings, strong capital, reduced leverage and increasing dividends.”

Mr. Roder continued, “We feel that retention of a strong capital base, and reduced leverage, is both prudent and desirable, given continued economic uncertainty and our desire to fund strategic investments; but on the downside, it also makes it likely that we will not attain our 13% ROE objective.  We are among many financial institutions making this trade-off, and feel that it is well justified by both the financial flexibility and downside risk protection.”

“At our Investor Day next week, we will provide updates on our fast growing Asia and Wealth and Asset Management businesses. Given the importance of these businesses, we will also unveil new supplemental financial information on these segments that will become part of our regular disclosures going forward. This demonstrates our commitment to help the investor community better understand our Company and to facilitate comparisons with our peers, particularly insurers with significant Asian operations, and asset managers,” added Mr. Roder.

Highlights for the First Quarter of 2015:

•
Reported net income attributed to shareholders of $723 million, down $95 million from the first quarter of 2014 (“1Q14”). In 1Q15, net income attributed to shareholders included core earnings of $797 million and items excluded from core earnings which netted to charges of $74 million, mostly related to net unfavourable investment-related experience.

•
Delivered core earnings of $797 million, up $78 million from 1Q14.  Excluding the investment-related experience gains included in core earnings in 1Q14 and the $19 million contribution from Standard Life in 1Q15, core earnings grew by 16% compared to 1Q14. The increase reflects higher fee income due to higher asset levels in our wealth management businesses, improved policyholder experience, the impact of strong sales in Asia and the strengthening of the U.S. dollar. In addition, while lower interest rates reduced the release of provisions for adverse deviation (and therefore core earnings), this was partially offset by the impact of standardizing our methodology of attributing expected investment income on assets that support provisions for adverse deviation, which in some cases was previously reported in investment-related experience. In 1Q14 we reported $50 million of investment-related experience gains in core earnings compared with nil in 1Q15.

•
Recorded investment-related experience charges of $77 million in 1Q15.  Investment-related experience losses from oil and gas holdings, driven by continued lower commodity prices, were more than offset by strong gains from other asset classes, notably real estate and private equity, while updates to cash flows used in actuarial modelling and future tax impacts, which occur in the normal course, pushed the overall investment-related experience into a charge of $77 million.   Our definition of core earnings (see F1 “Performance and Non-GAAP Measures”) includes up to $400 million (2014 - $200 million) of favourable investment-related experience reported in a single year. The amount of investment–related experience gains included in core earnings is calculated on a year-to-date basis.  Accordingly, to the extent we report investment-related experience gains during the balance of this year in excess of the 1Q15 charges, they would be included in core earnings up to a maximum of $400 million per year.  We believe the $400 million per year in

May 7, 2015 – Press Release Reporting First Quarter Results

investment-related experience remains a reasonable estimate of our long-term through-the-cycle investment-related experience, but some variability quarter-over-quarter is expected.

•
Generated insurance sales2 of $779 million, an increase of 39%3 compared with 1Q14. All three geographies delivered strong year-over-year growth in insurance sales. Asia insurance sales increased 42%, driven by continued expansion and diversification of our distribution channels and a series of successful product launches.  Canadian insurance sales increased 60% driven by large-case Group Benefits sales. U.S. insurance sales increased 9%, reflecting the positive impacts of product enhancements and targeted pricing changes initiated last year.

•
Generated wealth sales of $19.0 billion, an increase of 15% compared with 1Q14 (10% excluding the $0.8 billion two month post-close contribution from Standard Life).  Asia’s record wealth sales were nearly double 1Q14, driven by higher mutual fund sales in most of the region coupled with higher single premium product sales in Japan.  Canadian wealth sales excluding the impact of Standard Life increased 6%, as record mutual fund sales were partially offset by normal variability in the group retirement business. U.S. wealth sales decreased 8%, driven by the “soft close” of a popular mutual fund, the non-recurrence of several large institutional allocations to our mutual funds in 1Q14, and lower mid-market RPS sales. Starting this quarter we are including Manulife Asset Management (“MAM”) new deposits as wealth sales and are no longer reporting Manulife Bank new loan volumes in wealth sales. MAM sales of $2.8 billion in 1Q15 increased 31% compared with 1Q14, excluding the $195 million contribution from Standard Life.

•
Achieved 26th consecutive quarter of record assets under management2 of $821 billion at March 31, 2015, an increase of $186 billion, compared with March 31, 2014.  The inclusion of Standard Life contributed $63 billion of this increase.

•
Reported a Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio of 245% for The Manufacturers Life Insurance Company (“MLI”) as at March 31, 2015, down from 248% as at December 31, 2014.  The favourable impact of OSFI’s 2015 MCCSR guidelines and the issuance of $750 million in subordinate debentures were primarily offset by the acquisition of Standard Life.  On closing of the acquisition, the $2.2 billion from net proceeds of the subscription receipts, issued in September 2014, were exchanged for MFC common shares.  MFC’s financial leverage ratio was 26.6% as at March 31, 2015 compared with 27.8% as at December 31, 2014.

•
Announced a 15-year regional distribution agreement with DBS on April 8, 2015. Manulife has been selected as the exclusive provider of bancassurance solutions to DBS customers in Singapore, Hong Kong, Indonesia and mainland China effective January 1, 2016.  This agreement significantly expands our existing, successful relationship with DBS. It accelerates Manulife’s Asia growth strategy, deepens and diversifies our insurance business, and gives us access to a wider range of customers.

Manulife to host Investor Day on May 11, 2015:

•
At Investor Day, the Company’s senior management will present Manulife’s strategic direction with a particular focus on our Asia and Wealth and Asset Management businesses for which new supplemental financial information will be provided.  Going forward, this new information will be included in the Company’s financial disclosures.

2	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.
3
Growth (declines) in sales, premiums and deposits and assets under management are stated on a constant currency basis. Constant currency basis is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

May 7, 2015 – Press Release Reporting First Quarter Results

Financial Highlights

	Quarterly Results
(C$ millions, unless otherwise stated, unaudited)	1Q 2015	4Q 2014	1Q 2014
Net income attributed to shareholders	$723	$640	$818
Preferred share dividends	(29)	(28)	(34)
Common shareholders’ net income	$694	$612	$784
Reconciliation of core earnings to net income attributed to shareholders:
Core earnings(1)	$797	$713	$719
Investment-related experience in excess of amounts included in core earnings(2)	(77)	(403)	225
Core earnings and investment-related experience in excess of amounts included in core earnings	$720	$310	$944
Other items to reconcile core earnings to net income attributed to shareholders:
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	13	377	(90)
Changes in actuarial methods and assumptions	(22)	(59)	(40)
Other items	12	12	4
Net income attributed to shareholders	$723	$640	$818
Basic earnings per common share (C$)	$0.36	$0.33	$0.42
Diluted earnings per common share (C$)	$0.36	$0.33	$0.42
Diluted core earnings per common share (C$)(1)	$0.39	$0.36	$0.37
Return on common shareholders’ equity (“ROE”)	8.4%	8.1%	11.9%
Core ROE(1)	9.3%	9.0%	10.4%
Assets under management (C$ billions)(1)	$821	$691	$635

(1)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.
(2)	The amount of investment-related experience gains included in core earnings was nil in 1Q15 and $50 million in each of 4Q14 and 1Q14.

Sales and Growth

Asia Division

Roy Gori, Senior Executive Vice President and General Manager, Asia Division stated, “We have delivered another quarter of very strong growth in insurance sales and almost doubled our wealth management sales.  This uplift in performance reflects the continued expansion and diversification of our distribution channels and a series of successful product launches that focus on fulfilling customer needs.  Our recent success in being selected by DBS as its exclusive provider of bancassurance solutions in Singapore, Hong Kong, Indonesia and mainland China reflects the strength of Manulife’s position in Asia and provides a platform for further long-term growth.”

Insurance sales of US$338 million in 1Q15 were 42% higher compared with 1Q14, with double digit growth in all of our key markets. (Percentages quoted below are for the period 1Q15 compared with 1Q14, unless stated otherwise.)

•
Japan insurance sales of US$163 million set a new record on a constant currency basis, and increased 51% reflecting the continued success of our corporate products and the expansion of our distribution reach.

•	Hong Kong insurance sales of US$70 million in 1Q15 increased 30%, reflecting the success of new products launched in 2014.

•	Indonesia insurance sales of US$26 million in 1Q15 increased 10%. Bancassurance distribution was the key driver of growth, highlighting the benefit of our diversified distribution strategy.

•	Asia Other (excludes Japan, Hong Kong and Indonesia) insurance sales of US$79 million in 1Q15 increased 52%. Performance was particularly strong in Singapore, Vietnam and mainland China.

May 7, 2015 – Press Release Reporting First Quarter Results

Wealth sales of US$2.8 billion in 1Q15 were a record on a constant currency basis, and increased 97% compared with 1Q14.  (Percentages quoted below are for the period 1Q15 compared with 1Q14, unless stated otherwise.)

•	Japan wealth sales of US$578 million in 1Q15 increased 127%, largely from higher mutual fund sales and the continued expansion of bancassurance distribution reach for our single premium product.

•	Hong Kong wealth sales of US$293 million in 1Q15 increased 25% with strong contributions from both pension and mutual fund sales.

•	Indonesia wealth sales of US$232 million in 1Q15 increased 170% from higher mutual fund sales due to improved market sentiment.

•
Asia Other wealth sales of US$1.6 billion in 1Q15 reached record levels on a constant currency basis, and increased 101%.  The increase was driven by the success of sales campaigns and new fund launches in mainland China.

Canadian Division

Marianne Harrison, Senior Executive Vice President and General Manager, Canadian Division stated, “We completed the acquisition of Standard Life at the end of January, welcoming 1.4 million customers and 2,000 talented employees. We have begun the journey to integrate the two companies and build relationships with our new customers and advisor partners.”

Ms. Harrison added, “During the first quarter we delivered record wealth sales, a strong increase in Group Benefits sales and, aligned with our focus on helping Canadians with their big financial decisions, we launched our ‘Are you Ready’ advertising campaign.”

Wealth sales4 in 1Q15 were $3.5 billion compared with $2.8 billion in 1Q14 and included a contribution of $0.6 billion from Standard Life products. (Percentages quoted below are for the period 1Q15 compared with 1Q14, unless stated otherwise).

•
Mutual Funds assets under management (“MF AUM”) were a record $43.1 billion at March 31, 2015, compared with $29.6 billion at March 31, 2014. The increase reflects $6.9 billion in Standard Life MF AUM and growth exceeding the industry average in Manulife mutual funds.5 Gross mutual fund deposits6,7 of $2.5 billion in 1Q15 increased 34%, driven by continued strong fund performance and include $0.2 billion from Standard Life funds. Gross and net mutual fund deposits were a record, excluding the contribution of Standard Life.

•
Group Retirement Solutions sales of $697 million in 1Q15 increased 4%.  Sales of Standard Life plans contributed $179 million and were largely offset by lower sales of Manulife plans reflecting variability in the large-case defined contribution market.

•
Segregated Fund Products8 sales were $851 million in 1Q15 compared with $453 million in 1Q14. The increase includes $306 million from Standard Life products and a 20% year-over-year increase in Manulife product sales.  Fixed Products sales of $81 million in 1Q15 were 9% lower reflecting our deliberate rate positioning in this market.

Insurance sales of $214 million in 1Q15 increased 60% compared with 1Q14 driven by large-case Group Benefits sales. (Percentages quoted below are for the period 1Q15 compared with 1Q14, unless stated otherwise).

•	Retail insurance sales of $37 million in 1Q15 were consistent with prior year.

•	Institutional Markets sales of $177 million in 1Q15 increased 84%, driven by higher Group Benefits sales as a result of improved competitive positioning.

Manulife Bank net lending assets were $19.4 billion as at March 31, 2015, in line with prior year levels, reflecting the impact of continued intense competition in the residential mortgage market.

4	Effective 1Q15, wealth sales exclude new loan volumes authorized by Manulife Bank. Wealth sales in prior periods have been restated to be consistent with current period presentation.
5	Based on publicly available information from Investor Economics and the Investment Funds Institute of Canada as at March 31, 2015.
6	Gross mutual fund deposits include deposits from segregated fund products of $679 million in 1Q15.
7	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.
8	Segregated fund products include guarantees. These products are also referred to as variable annuities.

May 7, 2015 – Press Release Reporting First Quarter Results

U.S. Division

Craig Bromley, Senior Executive Vice President and General Manager, U.S. Division stated, “In the first quarter we continued to build out our wealth and asset management businesses and prepared to launch an innovative new life insurance solution that provides policyholders with competitively priced financial protection coupled with the opportunity to earn rewards for healthy living.”

Mr. Bromley continued, “John Hancock Investments continued to outpace the industry and in April we completed the acquisition of New York Life’s Retirement Plan Services business. The acquisition adds strength and expertise in the mid- and large-plan segments and complements our leadership position in the small-plan segment. Through an exclusive, first-ever U.S. life insurance partnership with Vitality, the global leader in integrating wellness benefits with life insurance products, in early April we became the first carrier in the U.S. to offer life insurance products fully integrated with wellness features. Notably, in our insurance business, sales increased 9% over prior year, as we continue to see momentum from the positive impacts of product enhancements initiated last year.”

Wealth Management 1Q15 sales were US$7.3 billion, a decrease of 8% compared with 1Q14 and Wealth Management AUM at March 31, 2015 were a record US$239 billion, a 6% increase from the prior year due to strong markets and positive net flows. (Percentages quoted below are for the period 1Q15 compared with 1Q14, unless stated otherwise.)

•
John Hancock (“JH”) Investments sales of US$6.1 billion in 1Q15 decreased 8% due to the “soft close” of a popular fund at the beginning of 2014 and the non-recurrence of several large institutional allocations in 1Q14.  Our 12-month trailing organic growth rate through March 2015 (calculated as net new flows as a percentage of beginning assets) was 15% compared with an industry growth rate of less than 1%, and placed us 4th in the industry in terms of growth.9  AUM increased 19% to a record US$77.9 billion.

•
JH Retirement Plan Services sales of US$1.1 billion in 1Q15 decreased 13% but with a favourable mix.  Sales increased by 8% in the higher margin small-case market (<$1 million of assets).  As noted above, the acquisition of New York Life’s Retirement Plan Services business closed in April 2015.

Insurance sales in 1Q15 of US$117 million increased 9% compared with 1Q14 (19% excluding the bi-annual inflation purchases in the Federal Long Term Care program reported in 1Q14). (Percentages quoted below are for the period 1Q15 compared with 1Q14, unless stated otherwise.)

•
JH Life sales of US$106 million in 1Q15 increased 25%, driven by several product enhancements made last year that continue to generate strong sales momentum.  In 1Q15 we introduced a more competitive term product, and in April 2015 we launched an innovative Vitality feature for Term and Protection Universal Life customers.  We expect those product improvements to attract interest from distribution partners and their customers.10

•
JH Long-Term Care (“JH LTC”) sales of US$11 million in 1Q15 decreased 52% as prior year results benefited from $12 million of bi-annual inflation purchases in the Federal program.   We launched a new LTC product with premiums that are adjustable based on emerging experience, without the need for a filing and approval of new rates from each individual state. This reduces risk to the Company and provides consumers with an equitable mechanism that reflects both favourable and unfavourable experience.

9
Source: Strategic Insight:  ICI Confidential.  Direct Sold mutual funds, fund-of-funds and ETF’s are excluded. Organic sales growth rate is calculated as net new flows divided by beginning period assets. Industry data through March, 2015.

10	See “Caution regarding forward-looking statements” below.

May 7, 2015 – Press Release Reporting First Quarter Results

Investment Division

Warren Thomson, Senior Executive Vice President and Chief Investment Officer, said, “While we were expecting a significant investment-related experience loss from oil and gas holdings in 1Q15 given the continued lower commodity prices, these losses were more than offset by strong gains from other asset classes, notably real estate and private equity. Updates to cash flows used in actuarial modelling and future tax impacts, which occur in the normal course, pushed the overall investment-related experience into a loss of $77 million this quarter.  We continue to be pleased with our credit experience, asset origination, and the overall performance of our well diversified general account portfolio.”

Mr. Thomson continued, “Manulife Asset Management commenced the year with strong momentum and reported sales of $3.0 billion, a 40% increase compared with 1Q14.  We continue to expand our investment capabilities, most notably real estate and liability-driven investment strategies, and long-term investment performance continues to be a differentiator for Manulife Asset Management, with the majority of public asset classes outperforming their benchmarks on a 3- and 5-year basis.”

At March 31, 2015 total assets managed by Manulife Asset Management (“MAM”) were $383 billion, including $334 billion managed for external clients. Assets managed for external clients increased $56 billion from December 31, 2014. At March 31, 2015, MAM had a total of 86 Four- or Five-Star Morningstar rated funds11, an increase of 14 funds since December 31, 2014.

CORPORATE ITEMS

In a separate news release today, the Company announced that the Board of Directors approved an increase of 10% or 1.5 cents per share to the quarterly shareholders’ dividend resulting in a quarterly shareholders’ dividend of 17 cents per share on the common shares of MFC, payable on and after June 19, 2015 to shareholders of record at the close of business on May 20, 2015.

The Board of Directors also approved that, in respect of MFC’s June 19, 2015 common share dividend payment date and pursuant to MFC’s Canadian Dividend Reinvestment and Share Purchase Plan and its U.S. Dividend Reinvestment and Share Purchase Plan, the required common shares be purchased on the open market.  The purchase price of such shares will be based on the average of the actual cost to purchase such common shares. There are no applicable discounts because the common shares are being purchased on the open market and are not being issued from treasury.

Awards & Recognition

In Indonesia, we were awarded the Aon Hewitt Best Employers for Indonesia 2015 – Special Recognition Award Women in the Workforce.  Aon Hewitt’s Best Employers study gains insights into companies that are creating real competitive advantage through their people, to explore what makes a workplace of choice, and to identify the Best Employers in the region.

In Vietnam, Manulife Vietnam was awarded the 2014 Golden Dragon Award for “Best Life Insurance Service” by the Vietnam Economic Times for the 6th time since 2008. The award recognizes foreign-invested companies that have demonstrated outstanding business performance and made significant contributions to the development of Vietnam’s economy.

In Canada, our Voluntary Retirement Savings Plan (“VRSP”) website, VSRP.com, received the 2014 Outstanding Achievement Award from the Interactive Media Council. The goal of the website is to help Canadian small-business owners offer a retirement savings plan to their own employees.

11
For each fund with at least a 3-year history, Morningstar calculates a Morningstar Rating based on a Morningstar Risk-Adjusted Return that accounts for variation in a fund’s monthly performance (including effects of sales charges, loads and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category, the next 22.5%, 35%, 22.5% and bottom 10% receive 5, 4, 3, 2 or 1 star, respectively. The Overall Morningstar Rating for a fund is derived from a weighted average of the performance associated with its 3-, 5- and 10 year (if applicable) Morningstar Rating metrics. Past performance is no guarantee of future results. The overall rating includes the effects of sales charges, loads and redemption fees, while the load-waived does not. Load-waived rating for Class A shares should only be considered by investors who are not subject to a front-end sales charge.

May 7, 2015 – Press Release Reporting First Quarter Results

In the U.S., John Hancock Financial was ranked as one of America’s Best Employers 2015.  The ranking is an initiative led by Forbes and Statista.com and includes a list of 500 employers across 25 industries.

Notes:

Manulife Financial Corporation will host a First Quarter Earnings Results Conference Call at 2:00 p.m. ET on May 7, 2015. For local and international locations, please call 416-340-8530 and toll free in North America please call 1-800-769-8320. Please call in ten minutes before the call starts. You will be required to provide your name and organization to the operator. A replay of this call will be available by 6:00 p.m. ET on May 7, 2015 through May 21, 2015 by calling 905-694-9451 or 1-800-408-3053 (passcode: 6718073).

The conference call will also be webcast through Manulife’s website at 2:00 p.m. ET on May 7, 2015. You may access the webcast at: www.manulife.com/quarterlyreports. An archived version of the webcast will be available at 4:30 p.m. ET on the website at the same URL as above.

The First Quarter 2015 Statistical Information Package is also available on the Manulife website at: www.manulife.com/quarterlyreports.

Media Inquiries: Sean B. Pasternak (416) 852-2745 sean_pasternak@manulife.com	Investor Relations: Steven Moore (416) 926-6495 steven_moore@manulife.com	Investor Relations: Robert Veloso (416) 852-8982 robert_veloso@manulife.com

May 7, 2015 – Press Release Reporting First Quarter Results

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is current as of May 7, 2015, unless otherwise noted. This MD&A should be read in conjunction with the MD&A and audited consolidated financial statements contained in our 2014 Annual Report.

For further information relating to our risk management practices and risk factors affecting the Company, see “Risk Factors” in our most recent Annual Information Form, “Risk Management and Risk Factors” and “Critical Accounting and Actuarial Policies” in the MD&A in our 2014 Annual Report, and the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports.

In this MD&A, the terms “Company”, “Manulife”, “we” and “our” mean Manulife Financial Corporation (“MFC”) and its subsidiaries.

Contents
A	OVERVIEW	D	RISK MANAGEMENT AND RISK FACTORS UPDATE
1.	Earnings	1.	Potential impact of recent deployments of capital and current macro environment
2.	Sales	2.	Variable annuity and segregated fund guarantees
3.	MCCSR and financial leverage ratio	3.	Caution related to sensitivities
4.	Standard Life transaction	4.	Publicly traded equity performance risk
5.	Subsequent events	5.	Interest rate and spread risk
		6.	Alternative long-duration asset performance risk
B	FINANCIAL HIGHLIGHTS
1.	Q1 earnings analysis	E	ACCOUNTING MATTERS AND CONTROLS
2.	Revenue	1.	Critical accounting and actuarial policies
3.	Premiums and deposits	2.	Sensitivity of policy liabilities to updates to assumptions
4.	Assets under management	3.	Accounting and reporting changes
5.	Capital
6.	Impact of fair value accounting	F	OTHER
7.	Impact of foreign exchange rates	1.	Performance and Non-GAAP Measures
		2.	Key planning assumptions and uncertainties
C	PERFORMANCE BY DIVISION	3.	Caution regarding forward-looking statements
1.	Asia
2.	Canadian
3.	U.S.
4.	Corporate and Other

May 7, 2015 – Press Release Reporting First Quarter Results

A         OVERVIEW

A1	Earnings

Manulife’s 1Q15 net income attributed to shareholders was $723 million compared with $818 million in 1Q14.  While our insurance and wealth management businesses both had solid operating performances in 1Q15, net income was adversely affected by $77 million of investment-related experience charges, as explained below. Net income attributed to shareholders is comprised of core earnings (consisting of items we believe reflect the underlying earnings capacity of the business) which amounted to $797 million in 1Q15 compared with $719 million in 1Q14, and items excluded from core earnings, which netted to a loss of $74 million in 1Q15 compared with a gain of $99 million in 1Q14.

Core earnings increased $78 million and, after excluding investment-related experience included in core earnings in 1Q14 and the $19 million contribution from Standard Life in 1Q15, increased by 16% compared with 1Q14. The increase reflects higher fee income due to higher asset levels in our wealth management businesses, improved policyholder experience, the impact of strong sales in Asia and the strengthening of the U.S. dollar.  In addition, while lower interest rates reduced the release of provisions for adverse deviation (and therefore core earnings), this was partially offset by the impact of standardizing our methodology for attributing expected investment income on assets that support provisions for adverse deviation, which in some cases was previously reported in investment-related experience. In 1Q14 we reported $50 million of investment-related experience gains in core earnings compared with nil in 1Q15.

The $173 million unfavourable variance in items excluded from core earnings primarily related to net unfavourable investment-related experience in 1Q15 compared with gains in 1Q14. In 1Q15, the investment-related experience losses from oil and gas holdings, driven by continued lower commodity prices, were more than offset by strong gains from other asset classes, notably real estate and private equity, while updates to cash flows used in actuarial modelling and future tax impacts, which occur in the normal course, pushed the overall investment-related experience into a charge of $77 million.  Our definition of core earnings (see F1 “Performance and Non-GAAP Measures”) includes up to $400 million (2014 - $200 million) of favourable investment-related experience reported in a single year. The amount of investment–related experience gains included in core earnings is calculated on a year-to-date basis.  Accordingly, to the extent we experience investment-related experience gains during the balance of this year in excess of the 1Q15 charges, they would be included in core earnings up to a maximum of $400 million per year. We believe the $400 million per year in investment-related experience remains a reasonable estimate of our long-term through-the-cycle investment experience, but some variability quarter-over-quarter is expected.

A2	Sales

Insurance sales12 were $779 million in 1Q15, an increase of 39%13 compared with 1Q14.  All three geographies delivered strong year-over-year growth in insurance sales. Asia insurance sales of US$338 million increased 42%, driven by continued expansion and diversification of our distribution channels and a series of successful product launches.  Canadian insurance sales of $214 million increased 60% driven by large-case Group Benefits sales.  U.S. insurance sales of US$117 million increased 8%, reflecting the positive impacts of product enhancements and targeted pricing changes initiated last year.

Wealth sales were $19.0 billion in 1Q15, an increase of 15% compared with 1Q14 (10% excluding the $0.8 billion two month post-close contribution from Standard Life).  Asia’s record wealth sales of US$2.8 billion were nearly double 1Q14, driven by higher mutual fund sales in most of the region coupled with higher single premium product sales in Japan.  Canadian wealth sales of $2.9 billion, excluding the impact of Standard Life, increased 6%, as record mutual fund sales were partially offset by normal variability in the group retirement business. U.S. wealth sales of US$7.3 billion decreased

12	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.
13
Growth (declines) in sales, premiums and deposits and assets under management are stated on a constant currency basis. Constant currency basis is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

May 7, 2015 – Press Release Reporting First Quarter Results

8%, driven by the “soft close” of a popular mutual fund at the beginning of 2014, the non-recurrence of several large institutional allocations to our mutual funds in 1Q14, and lower mid-market RPS sales.  Starting this quarter we are including Manulife Asset Management (“MAM”) new deposits as wealth sales and are no longer reporting Manulife Bank new loan volumes in wealth sales.  MAM sales of $2.8 billion in 1Q15 increased 31% compared with 1Q14, excluding the $195 million contribution from Standard Life.

A3	MCCSR and financial leverage ratio

The Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio was 245% for The Manufacturers Life Insurance Company (“MLI”) as at March 31, 2015 compared with 248% as at December 31, 2014.  The favourable impact of OSFI’s 2015 MCCSR guidelines and the issuance of $750 million in subordinate debentures were primarily offset by the acquisition of Standard Life. The closing also resulted in the $2.2 billion from net proceeds of the subscription receipts, issued in September 2014, being exchanged for MFC common shares.  MFC’s financial leverage ratio was 26.6% at March 31, 2015 compared with 27.8% as at December 31, 2014.

A4	Acquisition of Standard Life

On January 30, 2015, we completed the purchase of 100% of the shares of Standard Life Financial Inc. and of Standard Life Investments Inc. for cash consideration of $4 billion.  The cash consideration included $2.2 billion from net proceeds of the subscription receipts and $1.8 billion from the general assets of the Company. On the same day, the outstanding subscription receipts were automatically converted on a one-for-one basis for 105,647,334 MFC common shares with a stated value of $2.2 billion.  In addition, pursuant to the terms of the subscription receipts, a dividend equivalent payment of $0.155 per subscription receipt was paid to holders of subscription receipts, which was an amount equal to the cash dividends declared on MFC common shares for which record dates have occurred during the period from September 15, 2014 to January 29, 2015.

The acquisition contributes to our growth strategy, particularly in the wealth and asset management space.

The fair values of the acquired identifiable net assets as at January 31, 2015 have been determined provisionally and are subject to adjustment pending completion of a comprehensive evaluation of the net assets acquired later in 2015. As a result, the excess of the purchase price over the fair value of net assets acquired representing goodwill may be adjusted retrospectively in future 2015 quarterly reporting periods.  The assigned value of the net tangible assets acquired was $2.2 billion.  The initial value of intangible assets after related taxes is $0.6 billion and the estimated goodwill is $1.2 billion.

In 1Q15, Standard Life contributed $19 million to core earnings which included a $4 million post-tax charge for amortization of intangible assets.  Integration and acquisition expenses of $29 million post-tax were reported in items excluded from core earnings.

A5	Subsequent events

On April 8, 2015, we announced a 15-year regional distribution agreement with DBS.  Manulife was selected as the exclusive provider of bancassurance solutions to DBS customers in Singapore, Hong Kong, Indonesia and mainland China effective January 1, 2016.  This agreement significantly expands our existing, successful relationship with DBS. It accelerates Manulife’s Asia growth strategy, deepens and diversifies our insurance business, and gives us access to a wider range of customers. Under the agreement, there will be an initial payment by Manulife to DBS of US$1.2 billion, which Manulife intends to fund with internal resources. There will also be ongoing, variable payments, which are based on the success of the partnership, and Manulife expects the agreement to be accretive to core earnings per share in 2017.14  The initial payment for this regional distribution agreement could reduce Manulife’s regulatory capital ratio by 10 points in January 2016.14

On April 14, 2015, the Company completed its acquisition of New York Life’s Retirement Plan Services business.  The acquisition accelerates John Hancock’s expansion into the mid-case and

14	See “Caution regarding forward-looking statements” below.

May 7, 2015 – Press Release Reporting First Quarter Results

large-case retirement plan markets, adds US$55.9 billion of plan assets under administration and supports Manulife’s global growth strategy for wealth and asset management businesses. The reinsurance transaction announced in December 2014, in which New York Life agreed to assume a portion of certain John Hancock life insurance policies, is expected to close later this year, subject to receipt of required regulatory approvals and other closing conditions.15

B         FINANCIAL HIGHLIGHTS

	Quarterly Results
(C$ millions, unless otherwise stated, unaudited)	1Q 2015	4Q 2014	1Q 2014
Net income attributed to shareholders	$723	$640	$818
Preferred share dividends	(29)	(28)	(34)
Common shareholders’ net income	$694	$612	$784
Reconciliation of core earnings to net income attributed to shareholders:
Core earnings(1)	$797	$713	$719
Investment-related experience in excess of amounts included in core earnings(2)	(77)	(403)	225
Core earnings and investment-related experience in excess of amounts included in core earnings	$720	$310	$944
Other items to reconcile core earnings to net income attributed to shareholders:
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	13	377	(90)
Changes in actuarial methods and assumptions	(22)	(59)	(40)
Other items(3)	12	12	4
Net income attributed to shareholders	$723	$640	$818
Basic earnings per common share (C$)	$0.36	$0.33	$0.42
Diluted earnings per common share (C$)	$0.36	$0.33	$0.42
Diluted core earnings per common share (C$)(1)	$0.39	$0.36	$0.37
Return on common shareholders’ equity (“ROE”)	8.4%	8.1%	11.9%
Core ROE (1)	9.3%	9.0%	10.4%
Sales(1) Insurance products	$779	$760	$537
Wealth products	$18,964	$15,268	$15,308
Premiums and deposits(1) Insurance products	$7,177	$6,649	$5,904
Wealth products	$24,404	$18,847	$19,507
Assets under management (C$ billions)(1)	$821	$691	$635
Capital (C$ billions)(1)	$46.4	$39.6	$36.2
MLI’s MCCSR ratio	245%	248%	255%

(1)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.
(2)	The amount of investment-related experience gains included in core earnings was nil in 1Q15 and $50 million in each of 4Q14 and 1Q14.
(3)                  For a more detailed description see Section B1 below.

15	See “Caution regarding forward-looking statements” below.

May 7, 2015 – Press Release Reporting First Quarter Results

B1         First quarter earnings analysis

The table below reconciles 1Q15 net income attributed to shareholders of $723 million to core earnings of $797 million.

(C$ millions, unaudited)	1Q 2015	4Q 2014	1Q 2014
Core earnings(1)
Asia Division	$296	$260	$244
Canadian Division	262	224	228
U.S. Division	392	338	374
Corporate and Other (excluding expected cost of macro hedges and core investment gains)	(109)	(112)	(135)
Expected cost of macro hedges(2)	(44)	(47)	(42)
Investment-related experience in core earnings(3)	-	50	50
Core earnings	$797	$713	$719
Investment-related experience in excess of amounts included in core earnings(3)	(77)	(403)	225
Core earnings and investment-related experience in excess of amounts included in core earnings	$720	$310	$944
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities (see table below)(3),(4)	13	377	(90)
Changes in actuarial methods and assumptions(5)	(22)	(59)	(40)
Net impact of acquisitions and divestitures(6)	(30)	12	-
Other items excluded from core earnings(7)	42	-	4
Net income attributed to shareholders	$723	$640	$818

(1)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

(2)
The 1Q15 net loss from macro equity hedges was $31 million and consisted of a $44 million charge related to the estimated expected cost of the macro equity hedges relative to our long-term valuation assumptions and a benefit of $13 million because actual markets underperformed our valuation assumptions (included in direct impact of equity markets and interest rates and variable annuity guarantee liabilities below).

(3)
As outlined under “Critical Accounting and Actuarial Policies” below, net insurance contract liabilities under IFRS for Canadian insurers are determined using the Canadian Asset Liability Method (“CALM”). Under CALM, the measurement of policy liabilities includes estimates regarding future expected investment income on assets supporting the policies. Experience gains and losses are reported when current period activity differs from what was assumed in the policy liabilities at the beginning of the period. These gains and losses can relate to both the investment returns earned in the period, as well as to the change in our policy liabilities driven by the impact of current period investing activities on future expected investment income assumptions. The direct impact of equity markets and interest rates is separately reported. Our definition of core earnings (see F1 - Performance and Non-GAAP Measures) includes up to $400 million (2014 - $200 million) of favourable investment-related experience reported in a single year.

(4)
The direct impact of equity markets and interest rates is relative to our policy liability valuation assumptions and includes changes to interest rate assumptions, including experience gains and losses on derivatives associated with our macro equity hedges. We also include gains and losses on derivative positions and the sale of available-for-sale (“AFS”) bonds in the Corporate and Other segment. See table below for components of this item. Until 3Q14 this also included a quarterly ultimate reinvestment rate (“URR”) update.

(5)
The 1Q15 charge of $22 million is primarily attributable to the impact of method and modelling refinements in the projection of certain asset and liability related cash flows across several business units.

(6)
The 1Q15 charge of $30 million includes integration and acquisition costs related to the Standard Life acquisition of $20 million and $9 million, respectively, and $1 million of costs related to the New York Life transaction.

(7)	The 1Q15 gain of $42 million is primarily due to corporate tax rate changes in Japan.

The gain (charge) related to the direct impact of equity markets and interest rates and variable annuity guarantee liabilities in the table above is attributable to:

C$ millions, unaudited	1Q 2015	4Q 2014	1Q 2014
Direct impact of equity markets and variable annuity guarantee liabilities(1)	$15	$(142)	$(71)
Fixed income reinvestment rates assumed in the valuation of policy liabilities	13	533	9
Sale of AFS bonds and derivative positions in the Corporate and Other segment	(15)	(14)	(3)
Charges due to lower fixed income URR assumptions used in the valuation of policy liabilities(2)	-	-	(25)
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	$13	$377	$(90)

(1)
In 1Q15, gross equity exposure losses of $679 million were more than offset by gains of $681 million from dynamic hedging experience, and $13 million from macro hedge experience, which resulted in a gain of $15 million.

(2)	The periodic URR charges ceased effective 4Q14 due to revisions to the Canadian Actuarial Standards of Practice related to economic reinvestment assumptions.

May 7, 2015 – Press Release Reporting First Quarter Results

B2           Revenue

	Quarterly Results
(C$ millions, unaudited)	1Q 2015	4Q 2014	1Q 2014
Net premium income	$5,403	$4,833	$4,136
Investment income	2,642	2,664	2,669
Other revenue	2,426	2,301	2,123
Revenue before realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on macro hedging program	$10,471	$9,798	$8,928
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on macro hedging program	5,343	6,182	5,256
Total revenue	$15,814	$15,980	$14,184

For 1Q15, revenue before realized and unrealized gains was $10.5 billion compared with $8.9 billion in 1Q14.  This increase was driven by higher fee income from increased asset levels in our wealth management businesses as well as the strengthening of the U.S. dollar.  Net premium income was higher on a constant currency basis across all divisions, growing by 25% in Asia, 18% in Canada and 15% in the U.S.

The net realized and unrealized gains on assets supporting insurance and investment contract liabilities and on the macro hedging program were similar in 1Q15 and 1Q14.  The gains in both periods primarily related to the general decline in interest rates.

Please see discussion below in section B6 “Impact of fair value accounting”.

B3           Premiums and deposits16

The premiums and deposits measure is an additional measure of our top line growth.  It includes all new policyholder cash flows and unlike total revenue is not impacted by the volatility created by fair value accounting.  Premiums and deposits for insurance products were $7.2 billion in 1Q15, an increase of 16% on a constant currency basis compared with 1Q14.  Standard Life accounted for $149 million of the 1Q15 insurance premiums and deposits, representing 2 percentage points of the increase.

Premiums and deposits for wealth products were $24.4 billion in 1Q15, an increase of $4.9 billion, or 14% on a constant currency basis, compared with 1Q14.  Standard Life contributed $1.3 billion to the 1Q15 wealth management premiums and deposits, representing 6 percentage points of the increase.

B4         Assets under management16

Assets under management as at March 31, 2015 were $821 billion, an increase of $186 billion compared with March 31, 2014, of which Standard Life accounted for $63 billion. Excluding Standard Life, the increase was 9% on a constant currency basis and was largely attributable to record wealth management sales.

B5         Capital16

MFC’s total capital as at March 31, 2015 was $46.4 billion, an increase of $6.8 billion from December 31, 2014 and of $10.1 billion from March 31, 2014. The increase from March 31, 2014 was primarily driven by net income of $3.4 billion, favourable currency impacts of $3.3 billion, the Standard Life acquisition ($2.2 billion issuance of MFC common shares and $0.4 billion of outstanding Standard Life debt), other net capital issued of $1.0 billion, and a $0.7 billion increase in other comprehensive income related to AFS securities, partially offset by cash dividends of $1.1 billion over the period. As noted in section A3 above, MLI’s MCCSR ratio was 245% at March 31, 2015.

16	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

May 7, 2015 – Press Release Reporting First Quarter Results

B6         Impact of fair value accounting

Fair value accounting policies affect the measurement of both our assets and our liabilities. The impact on the measurement of both assets and liabilities of investment activities and market movements are reported as experience gains (losses) on investments, the direct impact of equity markets and interest rates and variable annuity guarantees, each of which impacts net income (see section A1 above for discussion of first quarter experience).

Net realized and unrealized gains reported in investment income were $5.3 billion for 1Q15.  This amount was driven by the mark-to-market impact of decreases in interest rates on our bond and fixed income derivative holdings.

As outlined in the “Critical Accounting and Actuarial Policies” in the MD&A in our 2014 Annual Report, net insurance contract liabilities under IFRS are determined using CALM, as required by the Canadian Institute of Actuaries. The measurement of policy liabilities includes the estimated value of future policyholder benefits and settlement obligations to be paid over the term remaining on in-force policies, including the costs of servicing the policies, reduced by the future expected policy revenues and future expected investment income on assets supporting the policies.  Investment returns are projected using current asset portfolios and projected reinvestment strategies.  Experience gains and losses are reported when current period activity differs from what was assumed in the policy liabilities at the beginning of the period.  We classify gains and losses by assumption type. For example, current period investing activities that increase (decrease) the future expected investment income on assets supporting policies will result in an investment-related experience gain (loss).

B7         Impact of foreign exchange rates

Changes in foreign exchange rates, primarily due to the strengthening of the U.S. dollar compared to the Canadian dollar, increased core earnings by approximately $60 million in 1Q15 compared with 1Q14. The impact of foreign currency on items excluded from core earnings is not relevant given the nature of these items.

C         PERFORMANCE BY DIVISION

C1	Asia Division

($ millions, unless otherwise stated)	Quarterly results
Canadian dollars	1Q 2015	4Q 2014	1Q 2014
Net income attributed to shareholders	$299	$336	$242
Core earnings(1)	296	260	244
Revenue	3,413	3,657	2,651
Premiums and deposits	6,188	5,256	3,800
Assets under management ($ billions)	96.9	87.1	82.3
U.S. dollars
Net income attributed to shareholders	$241	$297	$219
Core earnings	239	229	221
Revenue	2,753	3,222	2,402
Premiums and deposits	4,990	4,627	3,444
Assets under management ($ billions)	76.4	75.1	74.5

(1)	See “Performance and Non-GAAP Measures” for a reconciliation between IFRS net income attributed to shareholders and core earnings.

Asia Division’s net income attributed to shareholders was $299 million in 1Q15 compared with $242 million in 1Q14. Net income attributed to shareholders is comprised of core earnings, which was $296 million in 1Q15 compared with $244 million in 1Q14, and items excluded from core earnings, which amounted to a $3 million gain in 1Q15 compared with a $2 million loss in 1Q14.

May 7, 2015 – Press Release Reporting First Quarter Results

Expressed in U.S. dollars, the presentation currency of the division, net income attributed to shareholders was US$241 million in 1Q15 compared with US$219 million for 1Q14 and core earnings were US$239 million in 1Q15 compared with US$221 million in 1Q14. Items excluded from core earnings were a gain of US$2 million for 1Q15 compared with a loss of US$2 million in 1Q14.

Core earnings increased US$30 million, or 15%, compared with 1Q14 after adjusting for the impact of changes in currency rates. The increase was driven by higher new business gains due both to increased volumes and a more favourable product mix, more favourable policyholder experience, higher fee income on higher assets under management and stable insurance in-force growth. The US$4 million increase in items excluded from core earnings was primarily due to the reduction of corporate tax rates in Japan.

Revenue of US$2.8 billion in 1Q15 increased 15% compared with 1Q14.  Excluding realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities, revenue was US$2.5 billion, an increase of 16% compared with 1Q14 driven by higher premium income partly offset by the unfavourable impact of changes in currency rates.

Premiums and deposits of US$5.0 billion in 1Q15 increased 53% on a constant currency basis compared with 1Q14. Premiums and deposits for insurance products of US$1.7 billion increased 18% driven by strong insurance sales growth across the region, notably continued momentum from corporate products sales in Japan and from recurring premiums on in-force business. Wealth management premiums and deposits of US$3.3 billion in 1Q15 increased by 81% driven by the success of sales campaigns and new fund launches, expanded distribution and improved market sentiment.

Assets under management were US$76.4 billion as at March 31, 2015, an increase of 9% on a constant currency basis from March 31, 2014 driven by net policyholder cash inflows of US$2.9 billion and the favourable impact of equity market appreciation and lower interest rates over the last 12 months.

C2         Canadian Division

($ millions, unless otherwise stated)	Quarterly results
Canadian dollars	1Q 2015	4Q 2014	1Q 2014
Net income attributed to shareholders	$119	$73	$377
Core earnings(1)	262	224	228
Revenue	4,692	3,674	3,790
Premiums and deposits	7,922	5,427	6,050
Assets under management (billions)	220.7	158.9	150.3

(1)	See “Performance and Non-GAAP Measures” for a reconciliation between IFRS net income attributed to shareholders and core earnings.

Canadian Division’s 1Q15 net income attributed to shareholders was $119 million compared with $377 million in 1Q14.  Net income attributed to shareholders is comprised of core earnings, which was $262 million in 1Q15 compared with $228 million in 1Q14, and items excluded from core earnings, which were a loss of $143 million in 1Q15 compared with a gain of $149 million in 1Q14.

Core earnings increased $34 million and included $19 million contributed by Standard Life which was acquired on January 30, 2015. Core earnings also reflected in-force business growth, including higher fee income from our wealth management businesses, partially offset by unfavourable policyholder experience and the impact of lower interest rates on new business margins.  The 1Q15 loss in items excluded from core earnings related to unfavourable investment-related experience and to a lesser extent integration costs.

Revenue in 1Q15 was $4.7 billion compared with $3.8 billion in 1Q14 driven by the impact of fair value accounting.  Total revenue before net realized and unrealized gains was $2.7 billion in 1Q15 compared with $2.4 billion in 1Q14.

May 7, 2015 – Press Release Reporting First Quarter Results

Premiums and deposits in 1Q15 were $7.9 billion, $1.9 billion higher than 1Q14 levels. The acquisition of Standard Life added $1.3 billion to premiums and deposits in the quarter.  Group Benefits and Manulife mutual funds also contributed to the increase.

Assets under management were $220.7 billion as at March 31, 2015, an increase of $70.4 billion from March 31, 2014, including $54.6 billion related to Standard Life. Excluding Standard Life, AUM increased by $15.8 billion or 11% driven by growth in our wealth management businesses and market factors, including the decline in interest rates and equity market appreciation over the last 12 months.

C3           U.S. Division

($ millions, unless otherwise stated)	Quarterly results
Canadian dollars	1Q 2015	4Q 2014	1Q 2014
Net income attributed to shareholders	$482	$506	$403
Core earnings(1)	392	338	374
Revenue	7,734	8,684	7,712
Premiums and deposits	14,428	12,519	13,374
Assets under management ($ billions)	443.6	398.5	360.5

U.S. dollars
Net income attributed to shareholders	$389	$444	$366
Core earnings	316	297	339
Revenue	6,237	7,645	6,991
Premiums and deposits	11,636	11,026	12,123
Assets under management ($ billions)	349.8	343.5	326.2

(1)	See “Performance and Non-GAAP Measures” for a reconciliation between IFRS net income attributed to shareholders and core earnings.

U.S. Division’s 1Q15 net income attributed to shareholders was $482 million compared with $403 million in 1Q14. Net income attributed to shareholders is comprised of core earnings, which amounted to $392 million in 1Q15 compared with $374 million in 1Q14, and items excluded from core earnings, which amounted to $90 million in 1Q15 compared with $29 million in 1Q14.

Expressed in U.S. dollars, the functional currency of the division, 1Q15 net income attributed to shareholders was US$389 million compared with US$366 million in 1Q14, core earnings was US$316 million compared with US$339 million in 1Q14, and items excluded from core earnings were US$73 million in 1Q15 compared with US$27 million in 1Q14. The US$23 million decrease in core earnings was driven by the unfavourable impact of declines in interest rates on the release of insurance margins and a more favourable impact of tax related items in 1Q14. Partially offsetting these items was favourable policyholder experience primarily in JH LTC and JH Annuities and lower deferred acquisition amortization costs due to the run-off of the in-force variable annuity business.

Revenue in 1Q15 was US$6.2 billion, a decrease of 11% compared with 1Q14.  Excluding realized and unrealized gains on assets supporting insurance and investment contract liabilities, revenue was US$3.8 billion, an increase of 3% over 1Q14.  The increase was due to higher first year life insurance premiums consistent with sales growth. Other revenue of US$1.0 billion was consistent with 1Q14 as higher fee income in the asset management business, driven by higher average asset values, was offset by lower fee income and mortality and expense fees from the continued run-off of the in-force variable annuity business.

Premiums and deposits for 1Q15 were US$11.6 billion, a decrease of 4% compared with 1Q14.  The decrease was driven by lower sales of mutual funds and 401k plans partially offset by an increase in universal life insurance premiums.

Assets under management as at March 31, 2015 were a record US$349.8 billion, up 7% from March 31, 2014. This increase was due to market factors, including the impact of a decline in interest rates,

May 7, 2015 – Press Release Reporting First Quarter Results

higher equity markets, and strong net mutual fund sales over the last 12 months, partially offset by variable and fixed annuity payments.

C4	Corporate and Other

($ millions, unless otherwise stated)	Quarterly Results
Canadian dollars	1Q 2015	4Q 2014	1Q 2014
Net loss attributed to shareholders	$(177)	$(275)	$(204)
Core loss (excluding macro hedges and core investment gains)(1)	$(109)	$(112)	$(135)
Expected cost of macro hedges	(44)	(47)	(42)
Investment-related experience included in core earnings	-	50	50
Total core loss	$(153)	$(109)	$(127)
Revenue	$(25)	$(35)	$31
Premiums and deposits	3,043	2,294	2,187
Assets under management ($ billions)	60.1	46.6	41.8

(1)	See “Performance and Non-GAAP Measures” for a reconciliation between IFRS net income attributed to shareholders and core earnings.

Corporate and Other is composed of: investment performance on assets backing capital, net of amounts allocated to operating divisions and financing costs; Investment Division’s external asset management business; Property and Casualty (“P&C”) Reinsurance business; as well as run-off reinsurance operations including variable annuities and accident and health.

For segment reporting purposes, the impact of updates to actuarial assumptions, settlement costs for macro equity hedges and other non-operating items are included in this segment’s earnings.

Corporate and Other reported a net loss attributed to shareholders of $177 million in 1Q15 compared with a net loss of $204 million in 1Q14.  The net loss attributed to shareholder is comprised of core loss and items excluded from core loss.  The core loss of $153 million in 1Q15 compared with a core loss of $127 million in 1Q14; items excluded from core loss amounted to charges of $24 million in 1Q15 compared with charges of $77 million in 1Q14.

The $26 million increase in core loss included $50 million lower investment-related experience gains and the impact of the strengthening U.S. dollar on the interest allocated to U.S. and Asia when expressed in Canadian dollars, partly offset by higher equity realized gains and the non-recurrence of a 1Q14 tax charge in the U.S.

Items excluded from core loss reflected $53 million in lower charges compared with 1Q14.  The 1Q14 inclusion of $50 million of investment-related experience gains in core earnings reduced items excluded from core earnings by the same amount.  Most of the $53 million variance is due to not having investment-related experience gains in 1Q15 to include in core earnings. The favourable impact of lower net charges for changes in actuarial methods and assumptions were mostly offset by closing costs related to the acquisition of Standard Life.

Revenue was negative $25 million in 1Q15 compared with $31 million in 1Q14.

Premiums and deposits for 1Q15 were $3,043 million, an increase of 39% compared with $2,187 million in 1Q14. The acquisition of Standard Life added $195 million to premiums and deposits in the quarter. These amounts primarily relate to Investment Division’s external asset management business.

Assets under management of $60.1 billion as at March 31, 2015 (March 31, 2014 – $41.8 billion) included assets managed by Manulife Asset Management on behalf of third-party institutional clients of $55.2 billion (2014 – $35.8 billion), the Company’s own funds of $10.8 billion (2014 – $7.6 billion), partly offset by $5.9 billion (2014 – $1.6 billion) for the total Company adjustment for the reclassification of derivative positions, net of the cash received as collateral on derivative positions.  The increase in the Company’s own funds primarily reflects net income earned over the period partly offset by payments related to the acquisition of Standard Life and shareholder dividends.

May 7, 2015 – Press Release Reporting First Quarter Results

D	RISK MANAGEMENT AND RISK FACTORS UPDATE

This section provides an update to our risk management practices and risk factors outlined in the MD&A in our 2014 Annual Report.

D1	Potential impact of recent deployments of capital and current macro environment

In our 2014 MD&A we noted macro-economic and other risk factors that may result in our inability to achieve our 2016 objective of core ROE of 13%.  Core ROE was 9.3% in 1Q15 and given the recent deployments of capital to pursue long-term growth, along with the impact on equity of the strengthening U.S. dollar compared to the Canadian dollar, we no longer believe our core ROE objective of 13% is achievable in 2016.

D2	Variable annuity and segregated fund guarantees

As described in the MD&A in our 2014 Annual Report, guarantees on variable products and segregated funds may include one or more of death, maturity, income and withdrawal guarantees. Variable annuity and segregated fund guarantees are contingent and only payable upon the occurrence of the relevant event, if fund values at that time are below guaranteed values. Depending on future equity market levels, liabilities on current in-force business would be due primarily in the period from 2015 to 2038.

We seek to mitigate a portion of the risks embedded in our retained (i.e. net of reinsurance) variable annuity and segregated fund guarantee business through the combination of our dynamic and macro hedging strategies (see section D4 “Publicly traded equity performance risk” below).

The table below shows selected information regarding the Company’s variable annuity and segregated fund guarantees gross and net of reinsurance.

Variable annuity and segregated fund guarantees, net of reinsurance

As at	March 31, 2015			December 31, 2014
(C$ millions)	Guarantee value	Fund value	Amount at risk(4),(5)	Guarantee value	Fund value	Amount at risk(4),(5)
Guaranteed minimum income benefit(1)	$6,425	$5,206	$1,271	$6,014	$4,846	$1,203
Guaranteed minimum withdrawal benefit	70,860	68,264	4,538	66,950	64,016	4,570
Guaranteed minimum accumulation benefit	19,318	23,894	20	14,514	18,670	23
Gross living benefits(2)	$96,603	$97,364	$5,829	$87,478	$87,532	$5,796
Gross death benefits(3)	13,718	13,927	1,361	12,178	11,036	1,312
Total gross of reinsurance and hedging	$110,321	$111,291	$7,190	$99,656	$98,568	$7,108
Living benefits reinsured	$5,607	$4,574	$1,074	$5,242	$4,249	$1,020
Death benefits reinsured	3,842	3,664	588	3,598	3,398	560
Total reinsured	$9,449	$8,238	$1,662	$8,840	$7,647	$1,580
Total, net of reinsurance	$100,872	$103,053	$5,528	$90,816	$90,921	$5,528

(1)	Contracts with guaranteed long-term care benefits are included in this category.
(2)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote 3.
(3)	Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.
(4)
Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value. This amount is not currently payable. For guaranteed minimum death benefit, the amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance. For guaranteed minimum income benefit, the amount at risk is defined as the excess of the current annuitization income base over the current account value. For all guarantees, the amount at risk is floored at zero at the single contract level.

(5)
The amount at risk net of reinsurance at March 31, 2015 was $5,528 million (December 31, 2014 – $5,528 million) of which: US$3,512 million (December 31, 2014 – US$3,616 million) was on our U.S. business, $647 million (December 31, 2014 – $912 million) was on our Canadian business, US$75 million (December 31, 2014 – US$99 million) was on our Japan business and US$262 million (December 31, 2014 – US$264 million)  was related to Asia (other than Japan) and our run-off reinsurance business.

The amount at risk on variable annuity contracts, net of reinsurance was $5.5 billion at March 31, 2015, in line with December 31, 2014.

May 7, 2015 – Press Release Reporting First Quarter Results

The policy liabilities established for variable annuity and segregated fund guarantees were $6,361 million at March 31, 2015 (December 31, 2014 - $4,862 million).  For non-dynamically hedged business, policy liabilities increased from $684 million at December 31, 2014 to $783 million at March 31, 2015. For the dynamically hedged business, the policy liabilities increased from $4,178 million at December 31, 2014 to $5,578 million at March 31, 2015.

The increase in the total policy liabilities for variable annuity and segregated fund guarantees since December 31, 2014 is mainly due to the decline in yield curves, the strengthening of the U.S. dollar relative to the Canadian dollar and, in the case of dynamically hedged business, is also due to the decrease in swap rates in North America.

D3	Caution related to sensitivities

In this document, we provide sensitivities and risk exposure measures for certain risks. These include sensitivities due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date and the actuarial factors, investment activity and investment returns assumed in the determination of policy liabilities. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged. Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in actuarial and investment return and future investment activity assumptions; actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors; and the general limitations of our internal models. For these reasons, the sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below. Given the nature of these calculations, we cannot provide assurance that the actual impact on net income attributed to shareholders will be as indicated or on MLI’s MCCSR ratio will be as indicated.

D4	Publicly traded equity performance risk

As outlined in our 2014 Annual Report, our macro hedging strategy is designed to mitigate public equity risk arising from variable annuity guarantees not dynamically hedged and from other products and fees. In addition, our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products (see pages 52 and 53 of our 2014 Annual Report).

The tables below show the potential impact on net income attributed to shareholders resulting from an immediate 10, 20 and 30 % change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities. The potential impact is shown after taking into account the impact of the change in markets on the hedge assets. While we cannot reliably estimate the amount of the change in dynamically hedged variable annuity guarantee liabilities that will not be offset by the profit or loss on the dynamic hedge assets, we make certain assumptions for the purposes of estimating the impact on shareholders’ net income.

This estimate assumes that the performance of the dynamic hedging program would not completely offset the gain/loss from the dynamically hedged variable annuity guarantee liabilities.  It assumes that the hedge assets are based on the actual position at the period end, and that equity hedges in the dynamic program are rebalanced at 5% intervals. In addition, we assume that the macro hedge assets are rebalanced in line with market changes.

It is also important to note that these estimates are illustrative, and that the hedging program may underperform these estimates, particularly during periods of high realized volatility and/or periods where both interest rates and equity market movements are unfavourable.

May 7, 2015 – Press Release Reporting First Quarter Results

Potential impact on net income attributed to shareholders arising from changes to public equities(1)

As at March 31, 2015
(C$ millions)	-30%	-20%	-10%	10%	20%	30%
Underlying sensitivity to net income attributed to shareholders(2)
Variable annuity guarantees	$(4,710)	$(2,740)	$(1,160)	$800	$1,320	$1,650
Asset based fees	(440)	(290)	(150)	150	290	440
General fund equity investments(3)	(980)	(660)	(330)	350	720	1,070
Total underlying sensitivity before hedging	$(6,130)	$(3,690)	$(1,640)	$1,300	$2,330	$3,160
Impact of macro and dynamic hedge assets(4)	3,980	2,310	1,030	(890)	(1,550)	(2,040)
Net potential impact on net income after impact of hedging	$(2,150)	$(1,380)	$(610)	$410	$780	$1,120

As at December 31, 2014
(C$ millions)	-30%	-20%	-10%	10%	20%	30%
Underlying sensitivity to net income attributed to shareholders(2)
Variable annuity guarantees	$(4,480)	$(2,570)	$(1,100)	$740	$1,210	$1,510
Asset based fees	(360)	(240)	(120)	120	240	360
General fund equity investments(3)	(650)	(440)	(210)	220	450	680
Total underlying sensitivity before hedging	$(5,490)	$(3,250)	$(1,430)	$1,080	$1,900	$2,550
Impact of macro and dynamic hedge assets(4)	3,770	2,150	950	(850)	(1,460)	(1,940)
Net potential impact on net income after impact of hedging	$(1,720)	$(1,100)	$(480)	$230	$440	$610

(1)	See “Caution related to sensitivities” above.
(2)	Defined as earnings sensitivity to a change in public equity markets including settlements on reinsurance contracts, but before the offset of hedge assets or other risk mitigants.
(3)
This impact for general fund equities is calculated as at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(4)
Includes the impact of rebalancing equity hedges in the macro and dynamic hedging program.  The impact of dynamic hedge rebalancing represents the impact of rebalancing equity hedges for dynamically hedged variable annuity guarantee best estimate liabilities at 5% intervals, but does not include any impact in respect of other sources of hedge ineffectiveness e.g. fund tracking, realized volatility and equity, interest rate correlations different from expected among other factors.

Potential impact on MLI’s MCCSR ratio arising from public equity returns different from the expected return for policy liability valuation(1),(2)

	Impact on MLI's MCCSR ratio
Percentage points	-30%	-20%	-10%	10%	20%	30%
March 31, 2015	(23)	(11)	(5)	2	5	9
December 31, 2014	(20)	(10)	(4)	1	7	11

(1)
See “Caution related to sensitivities” above. In addition, estimates exclude changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in equity markets, as the impact on the quoted sensitivities is not considered to be material.

(2)
The potential impact is shown assuming that the change in value of the hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities. The estimated amount that would not be completely offset relates to our practices of not hedging the provisions for adverse deviation and of rebalancing equity hedges for dynamically hedged variable annuity liabilities at 5% intervals.

The following table shows the notional value of shorted equity futures contracts utilized for our variable annuity guarantee dynamic hedging and our macro equity risk hedging strategies.
As at March 31,
(C$ millions)	2015	2014
For variable annuity guarantee dynamic hedging strategy	$11,400	$10,700
For macro equity risk hedging strategy	3,000	3,000
Total	$14,400	$13,700

May 7, 2015 – Press Release Reporting First Quarter Results

D5	Interest rate and spread risk

At March 31, 2015, we estimated the sensitivity of our net income attributed to shareholders to a 50 basis point parallel decline in interest rates to be a charge of nil, and to a 50 basis point increase in interest rates to be a benefit of nil, after rounding results to the nearest $100 million. The $100 million decrease in sensitivity to a 50 basis point decline in interest rates from December 31, 2014 was primarily attributable to normal rebalancing as part of our interest risk hedging program.

The 50 basis point parallel decline includes a change of 50 basis points in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates, and with a floor of zero on government rates, relative to the rates assumed in the valuation of policy liabilities, including embedded derivatives. For variable annuity guarantee liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.

As the sensitivity to a 50 basis point change in interest rates includes any associated change in the applicable reinvestment scenario used in the reserve, the impact of changes to interest rates for less than, or more than 50 basis points is unlikely to be linear. The reinvestment scenario changes tend to amplify the negative effects of a decrease in interest rates, and dampen the positive effects of an increase in interest rates. Furthermore, the actual impact on net income of non-parallel interest rate movements may differ from the estimated impact of parallel movements because our exposure to interest rate movements is not uniform across all durations.

The income impact does not allow for any future potential changes to the URR assumptions or other potential impacts of lower interest rate levels, for example, increased strain on the sale of new business or lower interest earned on our surplus assets. It also does not reflect potential management actions to realize gains or losses on AFS fixed income assets held in the surplus segment in order to partially offset changes in MLI’s MCCSR ratio due to changes in interest rate levels.

Potential impact on net income attributed to shareholders and MLI’s MCCSR ratio of an immediate 50 basis point parallel change in interest rates relative to rates assumed in the valuation of policy liabilities(1),(2),(3),(4)

	March 31, 2015				December 31, 2014
As at	-50	bp	+50	bp	-50	bp	+50	bp
Net income attributed to shareholders (C$ millions)
Excluding change in market value of AFS fixed income assets held in the surplus segment	$-		$-		$(100)		$100
From fair value changes in AFS fixed income assets held in surplus, if realized	600		(500)		500		(400)
MLI's MCCSR ratio (Percentage points)
Before impact of change in market value of AFS fixed income assets held in the surplus segment(5)	(6)		4		(7)		5
From fair value changes in AFS fixed income assets held in surplus, if realized	3		(3)		3		(3)

(1)
See “Caution related to sensitivities” above. In addition, estimates exclude changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in interest rates, as the impact on the quoted sensitivities is not considered to be material.

(2)
Includes guaranteed insurance and annuity products, including variable annuity contracts as well as adjustable benefit products where benefits are generally adjusted as interest rates and investment returns change, a portion of which have minimum credited rate guarantees. For adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be floored at the minimum.

(3)	The amount of gain or loss that can be realized on AFS fixed income assets held in the surplus segment will depend on the aggregate amount of unrealized gain or loss.
(4)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business, investment markets and asset trading during the quarter. Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities. Impact of realizing fair value changes in AFS fixed income assets is as of the end of the quarter.

(5)
The impact on MLI’s MCCSR ratio includes both the impact of the change in earnings on available capital as well as the change in required capital that results from a change in interest rates.  The potential increase in required capital accounted for almost all of the 6 point impact of a 50 bp decline in interest rates on MLI’s MCCSR ratio this quarter.

May 7, 2015 – Press Release Reporting First Quarter Results

The following table shows the potential impact on net income attributed to shareholders resulting from a change in credit spreads and swap spreads over government bond rates for all maturities across all markets with a floor of zero on the total interest rate, relative to the spreads assumed in the valuation of policy liabilities.

Potential impact on net income attributed to shareholders arising from changes to corporate spreads and swap spreads(1),(2).(3)

As at
(C$ millions)	March 31, 2015	December 31, 2014
Corporate spreads(4)
Increase 50 basis points	$500	$500
Decrease 50 basis points	(500)	(500)
Swap spreads
Increase 20 basis points	$(500)	$(500)
Decrease 20 basis points	500	500

(1)	See “Caution related to sensitivities” above.
(2)
The impact on net income attributed to shareholders assumes no gains or losses are realized on our AFS fixed income assets held in the surplus segment and excludes the impact arising from changes in off-balance sheet bond fund value arising from changes in credit spreads. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in corporate and swap spreads.

(3)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business, investment markets and asset trading during the quarter. Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities.

(4)	Corporate spreads are assumed to grade to an expected long-term average over five years.

D6	Alternative Long-Duration Asset (“ALDA”) Performance Risk

The following table shows the potential impact on net income attributed to shareholders resulting from changes in market values of ALDA that differ from the expected levels assumed in the valuation of policy liabilities.

Potential impact on net income attributed to shareholders arising from changes in ALDA returns(1),(2),(3),(4)

As at	March 31, 2015		December 31, 2014
(C$ millions)	-10%	10%	-10%	10%
Real estate, agriculture and timber assets	$(1,200)	$1,100	$(1,000)	$1,000
Private equities and other ALDA	(1,100)	1,000	(1,000)	900
Alternative long-duration assets	$(2,300)	$2,100	$(2,000)	$1,900

(1)	See “Caution Related to Sensitivities” above.
(2)
This impact is calculated as at a point-in-time impact and does not include: (i) any potential impact on ALDA, weightings; (ii) any gains or losses on ALDA  held in the Corporate and Other segment; or (iii) any gains or losses on ALDA held in Manulife Bank.

(3)	The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in alternative long-duration asset returns.
(4)	Net income impact does not consider any impact of the market correction on assumed future return assumptions.

The increased sensitivity from December 31, 2014 to March 31, 2015 is primarily due to the strengthening of the U.S. dollar relative to the Canadian dollar during the period which increased the sensitivity of our U.S. business as measured in Canadian dollars as well as the acquisition of Standard Life.

May 7, 2015 – Press Release Reporting First Quarter Results

E	ACCOUNTING MATTERS AND CONTROLS

E1         Critical accounting and actuarial policies

Our significant accounting policies under IFRS are described in note 1 to our Consolidated Financial Statements for the year ended December 31, 2014. The critical accounting policies and the estimation processes related to the determination of insurance and investment contract liabilities, assessment of relationships with other entities for consolidation, fair value of certain financial instruments, derivatives and hedge accounting, provisioning for asset impairment, determination of pension and other post-employment benefit obligations and expenses, income taxes and uncertain tax positions, valuation and impairment of goodwill and intangible assets and the measurement and disclosure of contingent liabilities are described on pages 70 to 77 of our 2014 Annual Report.

E2	Sensitivity of policy liabilities to updates and assumptions

When the assumptions underlying our determination of policy liabilities are updated to reflect recent and emerging experience or change in outlook, the result is a change in the value of policy liabilities which in turn affects income. The sensitivity of after-tax income to updates to asset related assumptions underlying policy liabilities is shown below, assuming that there is a simultaneous update to the assumption across all business units.

For updates to asset related assumptions, the sensitivity is shown net of the corresponding impact on income of the change in the value of the assets supporting policy liabilities. In practice, experience for each assumption will frequently vary by business and geographic market and assumption updates are made on a business/geographic specific basis.  Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in actuarial and investment return and future investment activity assumptions; actual experience differing from the assumptions; changes in business mix, effective tax rates and other market factors; and the general limitations of our internal models.

Most participating business is excluded from this analysis because of the ability to pass both favourable and adverse experience to the policyholders through the participating dividend adjustment.

Potential impact on net income attributed to shareholders arising from changes to asset related assumptions supporting actuarial liabilities

As at	Increase (decrease) in after-tax income
(C$ millions)	March 31, 2015		December 31,2014
Asset related assumptions updated periodically in valuation basis changes	Increase	Decrease	Increase	Decrease
100 basis point change in future annual returns for public equities(1)	$500	$(400)	$300	$(300)
100 basis point change in future annual returns for ALDA(2)	2,900	(3,500)	2,500	(3,100)
100 basis point change in equity volatility assumption for stochastic segregated fund modelling(3)	(300)	300	(200)	200

(1)
The sensitivity to public equity returns above includes the impact on both segregated fund guarantee reserves and on other policy liabilities. For a 100 basis point increase in expected growth rates, the impact from segregated fund guarantee reserves is a $100 million increase (December 31, 2014 – $100 million increase).  For a 100 basis point decrease in expected growth rates, the impact from segregated fund guarantee reserves is a $100 million decrease (December 31, 2014 – $100 million decrease).  Expected long-term annual market growth assumptions for public equities pre-dividends for key markets are based on long-term historical observed experience and compliance with actuarial standards.  The growth rates for returns in the major markets used in the stochastic valuation models for valuing segregated fund guarantees are 7.6% per annum in Canada, 7.6% per annum in the U.S. and 5.2% per annum in Japan. Growth assumptions for European equity funds are market-specific and vary between 5.8% and 7.85%.

(2)	ALDA include commercial real estate, timber and agricultural real estate, oil and gas, and private equities.
(3)
Volatility assumptions for public equities are based on long-term historical observed experience and compliance with actuarial standards. The resulting volatility assumptions are 17.15% per annum in Canada and 17.15% per annum in the U.S. for large cap public equities, and 19% per annum in Japan. For European equity funds, the volatility assumptions vary between 16.25% and 18.4%.

The increase in sensitivity to a change in future annual public equity returns from December 31, 2014 to March 31, 2015 is primarily due to the acquisition of Standard Life which closed January 30, 2015. The increase in sensitivity to a change in future annual ALDA returns from December 31, 2014 to March 31, 2015 is primarily due to the strengthening of the U.S. dollar relative to the Canadian dollar during the period as well as the acquisition of Standard Life.

May 7, 2015 – Press Release Reporting First Quarter Results

E3             Accounting and reporting changes

Topic	Effective Date	Recognition / Measurement / Presentation	Impact / Expected Impact
Amendments to IAS 19 “Employee Benefits"	Jan 1, 2015	Measurement	Not significant
Annual Improvements 2010-2012 and 2011-2013 cycle	Jan 1, 2015	Measurement and Presentation	Not significant

F	Other

F1	Performance and Non-GAAP Measures

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. A financial measure is considered a non-GAAP measure for Canadian securities law purposes if it is presented other than in accordance with generally accepted accounting principles used for the Company’s audited Consolidated Financial Statements. Non-GAAP measures include: Core Earnings (Loss); Core ROE; Diluted Core Earnings Per Common Share; Constant Currency Basis; Mutual Funds Assets under Management (“MF AUM”); Premiums and Deposits; Assets under Management (“AUM”); Capital; and Sales. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

Core earnings (loss) is a non-GAAP measure which we use to better understand the long-term earnings capacity and valuation of the business. Core earnings excludes the direct impact of changes in equity markets and interest rates as well as a number of other items, outlined below, that are considered material and exceptional in nature. While this metric is relevant to how we manage our business and offers a consistent methodology, it is not insulated from macro-economic factors, which can have a significant impact.

Any future changes to the core earnings definition referred to below, will be disclosed.

Items that are included in core earnings are:

1.
Expected earnings on in-force, including expected release of provisions for adverse deviation, fee income, margins on group business and spread business such as Manulife Bank and asset fund management.

2.	Macro hedging costs based on expected market returns.

3.	New business strain.

4.	Policyholder experience gains or losses.

5.	Acquisition and operating expenses compared to expense assumptions used in the measurement of insurance and investment contract liabilities.

6.	Up to $400 million of favourable investment-related experience reported in a single year which is referred to as “core investment gains”.

7.	Earnings on surplus other than mark-to-market items. Gains on available-for-sale (“AFS”) equities and seed money investments are included in core earnings.

8.	Routine or non-material legal settlements.

9.	All other items not specifically excluded.

10.	Tax on the above items.

11.	All tax related items except the impact of enacted or substantially enacted income tax rate changes.

May 7, 2015 – Press Release Reporting First Quarter Results

Items excluded from core earnings are:

1.	The direct impact of equity markets and interest rates and variable annuity guarantee liabilities, consisting of:

▪
The earnings impact of the difference between the net increase (decrease) in variable annuity liabilities that are dynamically hedged and the performance of the related hedge assets. Our variable annuity dynamic hedging strategy is not designed to completely offset the sensitivity of insurance and investment contract liabilities to all risks or measurements associated with the guarantees embedded in these products for a number of reasons, including; provisions for adverse deviation, fund performance, the portion of the interest rate risk that is not dynamically hedged, realized equity and interest rate volatilities and changes to policyholder behaviour.

▪	Gains (charges) on variable annuity guarantee liabilities that are not dynamically hedged.

▪	Gains (charges) on general fund equity investments supporting insurance and investment contract liabilities and on fee income.

▪
Gains (charges) on macro equity hedges relative to expected costs. The expected cost of macro hedges is calculated using the equity assumptions used in the valuation of insurance and investment contract liabilities.

▪
Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of insurance and investment contract liabilities, including the impact on the fixed income ultimate reinvestment rate (“URR”).

▪	Gains (charges) on sale of AFS bonds and open derivatives not in hedging relationships in the Corporate and Other segment.

2.
Net favourable investment-related experience in excess of $400 million per annum or net unfavourable investment-related experience on a year-to-date basis. Investment-related experience relates to fixed income trading, alternative long-duration asset returns, credit experience and asset mix changes. This favourable and unfavourable investment-related experience is a combination of reported investment experience as well as the impact of investing activities on the measurement of our insurance and investment contract liabilities.

3.	Mark-to-market gains or losses on assets held in the Corporate and Other segment other than gains on AFS equities and seed money investments in new segregated or mutual funds.

4.	Changes in actuarial methods and assumptions.

5.	The impact on the measurement of insurance and investment contract liabilities of changes in product features or new reinsurance transactions, if material.

6.	Goodwill impairment charges.

7.	Gains or losses on disposition of a business.

8.	Material one-time only adjustments, including highly unusual/extraordinary and material legal settlements or other items that are material and exceptional in nature.

9.	Tax on the above items.

10.	Impact of enacted or substantially enacted income tax rate changes.

May 7, 2015 – Press Release Reporting First Quarter Results

The following table summarizes for the past eight quarters core earnings and net income (loss) attributed to shareholders.

Total Company

	Quarterly Results
(C$ millions, unaudited)	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q	3	Q	2	Q
	2015		2014		2014		2014		2014		2013		2013		2013
Core earnings (loss)
Asia Division	$296		$260		$273		$231		$244		$227		$242		$226
Canadian Division	262		224		243		232		228		233		268		225
U.S. Division	392		338		342		329		374		366		361		343
Corporate and Other (excluding expected cost of macro hedges and core investment gains)	(109)		(112)		(107)		(92)		(135)		(138)		(135)		(105)
Expected cost of macro hedges	(44)		(47)		(46)		(49)		(42)		(53)		(84)		(128)
Investment-related experience included in core earnings	-		50		50		50		50		50		52		48
Total core earnings	$797		$713		$755		$701		$719		$685		$704		$609
Investment-related experience in excess of amounts included in core earnings	(77)		(403)		320		217		225		215		491		(97)
Core earnings plus investment-related experience in excess of amounts included in core earnings	$720		$310		$1,075		$918		$944		$900		$1,195		$512
Other items to reconcile core earnings to net income attributed to shareholders:
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities (details below)	13		377		70		55		(90)		(81)		94		(242)
Impact of major reinsurance transactions, in-force product changes and recapture of reinsurance treaties	12		-		24		-		-		261		-		-
Change in actuarial methods and assumptions	(22)		(59)		(69)		(30)		(40)		(133)		(252)		(35)
Net impact of acquisitions and divestitures	(30)		12		-		-		-		350		-		-
Tax items and restructuring charge related to organizational design	30		-		-		-		4		-		(3)		24
Net income attributed to shareholders	$723		$640		$1,100		$943		$818		$1,297		$1,034		$259

Other market-related factors
Direct impact of equity markets and variable annuity guarantee liabilities	$15		$(142)		$(35)		$66		$(71)		$105		$306		$(196)
Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of policy liabilities	13		533		165		22		9		(105)		(77)		151
Gains (charges) on sale of AFS bonds and derivative positions in the Corporate segment	(15)		(14)		(15)		(8)		(3)		(55)		(72)		(127)
Charges due to lower fixed income URR assumptions used in the valuation of policy liabilities	-		-		(45)		(25)		(25)		(26)		(63)		(70)
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	$13		$377		$70		$55		$(90)		$(81)		$94		$(242)

May 7, 2015 – Press Release Reporting First Quarter Results

Asia Division

	Quarterly Results
(C$ millions, unaudited)	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q	3	Q	2	Q
	2015		2014		2014		2014		2014		2013		2013		2013
Asia Division core earnings	$296		$260		$273		$231		$244		$227		$242		$226
Investment-related experience in excess of amounts included in core earnings	-		(2)		27		18		19		(5)		(4)		(18)
Core earnings plus investment-related experience in excess of amounts included in core earnings	$296		$258		$300		$249		$263		$222		$238		$208
Other items to reconcile core earnings to net income attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(17)		78		32		88		(25)		85		242		178
Recapture of reinsurance treaty and tax items	20		-		-		-		4		68		-		-
Disposition of Taiwan insurance business	-		-		-		-		-		350		-		-
Net income attributed to shareholders	$299		$336		$332		$337		$242		$725		$480		$386

Canadian Division

	Quarterly Results
(C$ millions, unaudited)	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q	3	Q	2	Q
	2015		2014		2014		2014		2014		2013		2013		2013
Canadian Division core earnings	$262		$224		$243		$232		$228		$233		$268		$225
Investment-related experience in excess of amounts included in core earnings	(81)		(199)		19		46		135		106		135		(88)
Core earnings plus investment-related experience in excess of amounts included in core earnings	$181		$25		$262		$278		$363		$339		$403		$137
Other items to reconcile core earnings to net income attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(65)		48		-		(11)		14		34		14		(34)
Recapture of reinsurance treaty and tax items	12		-		24		-		-		-		(3)		-
Net impact of acquisitions and divestitures	(9)		-		-		-		-		-		-		-
Net income attributed to shareholders	$119		$73		$286		$267		$377		$373		$414		$103

U.S. Division

	Quarterly Results
(C$ millions, unaudited)	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q	3	Q	2	Q
	2015		2014		2014		2014		2014		2013		2013		2013
U.S. Division core earnings	$392		$338		$342		$329		$374		$366		$361		$343
Investment-related experience in excess of amounts included in core earnings	(9)		(154)		319		206		111		161		404		65
Core earnings plus investment-related experience in excess of amounts included in core earnings	$383		$184		$661		$535		$485		$527		$765		$408
Other items to reconcile core earnings to net income attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	99		322		18		24		(82)		105		163		21
Impact of in-force product changes and recapture of reinsurance treaties	-		-		-		-		-		193		-		-
Net income attributed to shareholders	$482		$506		$679		$559		$403		$825		$928		$429

May 7, 2015 – Press Release Reporting First Quarter Results

Corporate and Other

	Quarterly Results
(C$ millions, unaudited)	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q	3	Q	2	Q
	2015		2014		2014		2014		2014		2013		2013		2013
Corporate and Other core loss (excluding expected cost of macro hedges and core investment gains)	$(109)		$(112)		$(107)		$(92)		$(135)		$(138)		$(135)		$(105)
Expected cost of macro hedges	(44)		(47)		(46)		(49)		(42)		(53)		(84)		(128)
Investment-related experience included in core earnings	-		50		50		50		50		50		52		48
Total core loss	$(153)		$(109)		$(103)		$(91)		$(127)		$(141)		$(167)		$(185)
Investment-related experience in excess of amounts included in core earnings	13		(48)		(45)		(53)		(40)		(47)		(44)		(56)
Core loss plus investment-related experience in excess of amounts included in core earnings	$(140)		$(157)		$(148)		$(144)		$(167)		$(188)		$(211)		$(241)
Other items to reconcile core loss to net loss attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(4)		(71)		20		(46)		3		(305)		(325)		(407)
Changes in actuarial methods and assumptions	(22)		(59)		(69)		(30)		(40)		(133)		(252)		(35)
Net impact of acquisitions and divestitures	(21)		12		-		-		-		-		-		-
Tax items and restructuring charge related to organizational design	10		-		-		-		-		-		-		24
Net loss attributed to shareholders	$(177)		$(275)		$(197)		$(220)		$(204)		$(626)		$(788)		$(659)

Core return on common shareholders’ equity (“Core ROE”) is a non-GAAP profitability measure that presents core earnings available to common shareholders as a percentage of the capital deployed to earn the core earnings. The Company calculates Core ROE using average common shareholders’ equity.

Diluted core earnings per common share is core earnings available to common shareholders expressed per diluted weighted average common share outstanding.

The Company also uses financial performance measures that are prepared on a constant currency basis, which are non-GAAP measures that exclude the impact of currency fluctuations (from local currency to Canadian dollars at a total company level and from local currency to U.S. dollars in Asia). Quarterly amounts stated on a constant currency basis in this report are calculated, as appropriate, using the income statement and balance sheet exchange rates effective for 1Q15.

Mutual Funds’ assets under management (“MF AUM”) is a non-GAAP measure of the size of the Company’s Canadian mutual fund business.  It represents the assets managed by the Company, on behalf of mutual fund clients, on a discretionary basis for which the Company earns investment management fees.

Premiums and deposits is a non-GAAP measure of top line growth. The Company calculates premiums and deposits as the aggregate of (i) general fund premiums, net of reinsurance, reported as premiums on the Consolidated Statements of Income, (ii) segregated fund deposits, excluding seed money (“deposits from policyholders”), (iii) investment contract deposits, (iv) mutual fund deposits, (v) deposits into institutional advisory accounts, (vi) premium equivalents for “administration services only” group benefits contracts (“ASO premium equivalents”), (vii) premiums in the Canadian Group Benefits reinsurance ceded agreement, and (viii) other deposits in other managed funds.

May 7, 2015 – Press Release Reporting First Quarter Results

Premiums and deposits	Quarterly Results
(C$ millions)	1Q 2015	4Q 2014	1Q 2014
Net premium income and investment contract deposits	$5,489	$4,932	$4,152
Deposits from policyholders	8,354	6,240	6,776
Premiums and deposits	$13,843	$11,172	$10,928
Mutual fund deposits	12,538	10,120	10,440
Institutional advisory account deposits	3,024	2,276	2,167
ASO premium equivalents	837	773	764
Group Benefits ceded premiums	1,202	1,023	984
Other fund deposits	137	132	128
Total premiums and deposits	$31,581	$25,496	$25,411
Currency impact	-	1,699	2,170
Constant currency premiums and deposits	$31,581	$27,195	$27,581

Assets under management (“AUM”) is a non-GAAP measure of the size of the Company. It represents the total of the invested asset base that the Company and its customers invested in.

Assets under management
As at
(C$ millions)	March 31, 2015	Dec 31, 2014	March 31, 2014
Total invested assets	$308,680	$269,310	$244,970
Segregated funds net assets	312,302	256,532	249,724
Assets under management per financial statements	$620,982	$525,842	$494,694
Mutual funds	139,750	119,593	101,093
Institutional advisory accounts (excluding segregated funds)	52,712	38,864	33,505
Other funds	7,901	6,830	5,666
Total assets under management	$821,345	$691,129	$634,958
Currency impact	-	45,584	60,785
Constant currency assets under management	$821,345	$736,713	$695,743

Capital The definition we use for capital, a non-GAAP measure, serves as a foundation of our capital management activities at the MFC level. For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines used by OSFI. Capital is calculated as the sum of (i) total equity excluding accumulated other comprehensive income (“AOCI”) on cash flow hedges and (ii) liabilities for preferred shares and capital instruments.

Capital
As at
(C$ millions)	March 31, 2015	Dec 31, 2014	March 31, 2014
Total equity	$39,435	$33,926	$31,187
Add AOCI loss on cash flow hedges	280	211	139
Add liabilities for preferred shares and capital instruments	6,647	5,426	4,902
Total capital	$46,362	$39,563	$36,228

Sales are measured according to product type:

For individual insurance, sales include 100% of new annualized premiums and 10% of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year. Single premium is the lump sum premium from the sale of a single premium product, e.g. travel insurance.  Sales are reported gross before the impact of reinsurance.

For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.

May 7, 2015 – Press Release Reporting First Quarter Results

For individual wealth management contracts, all new deposits are reported as sales. This includes individual annuities, both fixed and variable; mutual funds; and, college savings 529 plans. As we have discontinued sales of new VA contracts in the U.S., beginning in 1Q13, subsequent deposits into existing U.S. VA contracts are not reported as sales.

For group pensions/retirement businesses, sales include both new regular and single premiums and deposits. New regular premiums and deposits reflect an estimate of expected deposits in the first year of the plan with the Company. Single premium sales reflect the assets transferred from the previous plan provider. Sales include the impact of the addition of a new division or of a new product to an existing client.

Beginning with 1Q15, MAM new deposits are included in wealth sales, while Manulife Bank new loan volumes are no longer included.

F2	Key planning assumptions and uncertainties

Manulife’s 2016 management objectives17 do not constitute guidance and are based on certain key planning assumptions, including: current accounting and regulatory capital standards; no acquisitions; equity market and interest rate assumptions consistent with our long-term assumptions, and favourable investment-related experience included in core earnings.

F3	Caution regarding forward-looking statements

From time to time, MFC makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.

The forward-looking statements in this document include, but are not limited to, statements with respect to the anticipated benefits and costs of the acquisitions of Standard Life and New York Life’s Retirement Plan Services business, statements with respect to our 2016 management objectives for core ROE, and statements with respect to the exclusive life insurance partnership with Vitality in the U.S and the regional distribution agreement with DBS in Asia.

The forward-looking statements in this document also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.

Certain material factors or assumptions are applied in making forward-looking statements, including  in the case of MFC’s 2016 management objectives for core ROE, the assumptions described under "Key Planning Assumptions and Uncertainties" in our 2014 Annual Report and in this document, and actual results may differ materially from those expressed or implied in such statements.

Important factors that could cause actual results to differ materially from expectations include but are not limited to: the factors identified in “Key Planning Assumptions and Uncertainties” in our 2014 Annual Report and in this document; general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards; our ability to execute strategic plans and changes to strategic plans; downgrades in our

17 See “Caution regarding forward-looking statements” below.

May 7, 2015 – Press Release Reporting First Quarter Results

financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies and actuarial methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels, including through our collaboration arrangements with Standard Life plc; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses, including with respect to the acquisitions of Standard Life and New York Life’s Retirement Plan Services business; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the failure to realize some or all of the expected benefits of the acquisitions of Standard Life and New York Life’s Retirement Plan Services business; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries.

Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in this document under “Risk Management and Risk Factors Update” and “Critical Accounting and Actuarial Policies” as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management”, “Risk Management and Risk Factors” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual report, in the “Risk Management” note to consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators.

The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

May 7, 2015 – Press Release Reporting First Quarter Results

Consolidated Statements of Income

For the three months ended March 31,
(Canadian $ in millions except per share amounts, unaudited)	2015	2014
Revenue
Premium income
Gross premiums	$7,389	$5,924
Premiums ceded to reinsurers	(1,986)	(1,788)
Net premiums	$5,403	$4,136
Investment income
Investment income	$2,642	$2,669
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on the macro hedge program(1)	5,343	5,256
Net investment income	$7,985	$7,925
Other revenue	$2,426	$2,123
Total revenue	$15,814	$14,184
Contract benefits and expenses
To contract holders and beneficiaries
Gross claims and benefits	$6,049	$5,110
Change in insurance contract liabilities	7,443	6,827
Change in investment contract liabilities	46	(11)
Benefits and expenses ceded to reinsurers	(1,602)	(1,664)
Change in reinsurance assets	(339)	131
Net benefits and claims	$11,597	$10,393
General expenses	1,384	1,147
Investment expenses	381	321
Commissions	1,202	1,020
Interest expense	316	294
Net premium taxes	90	72
Total contract benefits and expenses	$14,970	$13,247
Income before income taxes	$844	$937
Income tax expense	(116)	(133)
Net income	$728	$804
Net income (loss) attributed to:
Non-controlling interests	$23	$12
Participating policyholders	(18)	(26)
Shareholders	723	818
	$728	$804
Net income attributed to shareholders	$723	$818
Preferred share dividends	(29)	(34)
Common shareholders' net income	$694	$784
Earnings per share
Basic earnings per common share	$0.36	$0.42
Diluted earnings per common share	0.36	0.42

(1)
The realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities are mostly offset by changes in the measurement of our policy obligations. For fixed income assets supporting insurance and investment contracts, equities supporting pass-through products and derivatives related to variable annuity hedging programs, the impact of realized/unrealized gains (losses) on the assets is largely offset in the change in insurance and investment contract liabilities. The realized/unrealized gains (losses) on assets supporting insurance and investment contract liabilities related primarily to the impact of interest rate changes on bond and fixed income derivative positions as well as interest rate swaps supporting the dynamic hedge program.  See Section B5 above.

May 7, 2015 – Press Release Reporting First Quarter Results

Consolidated Statements of Financial Position
As at
(Canadian $ in millions, unaudited)	March 31, 2015	December 31, 2014
Assets
Cash and short-term securities	$18,589	$21,079
Debt securities	159,758	134,446
Public equities	17,484	14,543
Mortgages	45,114	39,458
Private placements	26,352	23,284
Policy loans	8,697	7,876
Loans to bank clients	1,770	1,772
Real estate	12,391	10,101
Other invested assets	18,525	16,751
Total invested assets	$308,680	$269,310
Other assets
Accrued investment income	$2,248	$2,003
Outstanding premiums	918	737
Derivatives	26,606	19,315
Reinsurance assets	21,426	18,525
Deferred tax assets	3,471	3,329
Goodwill and intangible assets	7,790	5,461
Miscellaneous	6,225	4,194
Total other assets	$68,684	$53,564
Segregated funds net assets	$312,302	$256,532
Total assets	$689,666	$579,406
Liabilities and Equity
Liabilities
Insurance contract liabilities	$267,523	$229,513
Investment contract liabilities	6,770	2,644
Deposits from bank clients	18,555	18,384
Derivatives	16,173	11,283
Deferred tax liabilities	1,497	1,228
Other liabilities	16,760	14,365
	$327,278	$277,417
Long-term debt	4,004	3,885
Liabilities for preferred shares and capital instruments	6,647	5,426
Liabilities for subscription receipts	-	2,220
Segregated funds net liabilities	312,302	256,532
Total liabilities	$650,231	$545,480
Equity
Preferred shares	$2,693	$2,693
Common shares	22,768	20,556
Contributed surplus	275	267
Shareholders' retained earnings	8,023	7,624
Shareholders' accumulated other comprehensive income (loss) on:
Pension and other post-employment plans	(548)	(529)
Available-for-sale securities	1,175	794
Cash flow hedges	(280)	(211)
Translation of foreign operations and real estate revaluation surplus	4,694	2,112
Total shareholders' equity	$38,800	$33,306
Participating policyholders' equity	139	156
Non-controlling interests	496	464
Total equity	$39,435	$33,926
Total liabilities and equity	$689,666	$579,406

May 7, 2015 – Press Release Reporting First Quarter Results